Exhibit (a)(1)(C)

News

Merrill Lynch & Co., Inc.
4 World Financial Center New York, New York 10080

Release date: January 22, 2009
For information contact: Media Relations: Jessica Oppenheim (212) 449-2107 Jessica_Oppenheim@ml.com Investor Relations: Grace Yoon (212) 449-7323 Investor_Relations@ml.com

Merrill Lynch & Co., Inc.

Notice of Offer to Purchase in Cash Any and All of the Outstanding

Exchange Liquid Yield Option ™ Notes due 2032

(Zero Coupon – Floating Rate – Senior)

New York – January 22, 2009 – Merrill Lynch & Co., Inc., a corporation existing under the laws of Delaware (“ML&Co.”), announced today its offer to holders to purchase any and all of its outstanding Exchange Liquid Yield Option ™ Notes due 2032 (Zero Coupon – Floating Rate – Senior) (the “Securities”) at a purchase price equal to $1,095.98 (the “Change in Control Purchase Price”) per $1,000 Original Principal Amount (as defined in the Indenture as described below) of Securities purchased. The Change in Control Purchase Price represents the Contingent Principal Amount (as defined in the Indenture) on the Change in Control Purchase Date (as defined below), which is the Original Principal Amount of such Securities increased daily by the applicable Yield (as defined in the Indenture). ML&Co.’s offer to purchase the Securities shall be subject to the terms and conditions described in the Notice of Change in Control and Offer to Purchase, dated January 22, 2009 (the “Offer to Purchase”), and related Change in Control Purchase Notice (which together, as they may be amended and supplemented from time to time, constitute the “Change in Control Offer”). ML&Co. will pay the Change in Control Purchase Price in cash. The Change in Control Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on February 23, 2009 (the “Change in Control Purchase Date”), unless the Change in Control Offer is extended.

The Change in Control Offer is being made pursuant to obligations in the Indenture governing the Securities, dated as of December 14, 2004, between ML&Co. and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of March 6, 2008, between ML&Co. and the Trustee, and the Second Supplemental Indenture, dated as of January 1, 2009, among ML&Co., the Trustee and Bank of America Corporation (“BAC”) (as so amended, the “Indenture”).

ML&Co. is offering to purchase the Securities to satisfy its obligation under the Indenture to repurchase the Securities following a “Change in Control” (as defined in the Indenture) of ML&Co. A “Change in Control” occurred when, in accordance with ML&Co.’s agreement and plan of merger with BAC, a wholly-owned subsidiary of BAC merged with and into ML&Co. on January 1, 2009 (the “Merger”) and, in connection therewith, the holders of ML&Co. common stock (other than BAC) received 0.8595 of a share of BAC common stock for each share of ML&Co. common stock held immediately prior to the Merger.

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In order to receive the Change in Control Purchase Price, holders must surrender their Securities and deliver a Change in Control Purchase Notice to The Bank of New York Mellon, the paying agent, or for any interests in the Securities that are held through accounts at The Depository Trust Company (“DTC”), through the procedures of DTC by 5:00 p.m., New York City time, on the Change in Control Purchase Date. Holders may withdraw any Securities previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on the Change in Control Purchase Date by delivering a notice of withdrawal to the paying agent at the address listed in the Offer to Purchase or through the procedures of DTC, as applicable. Holders of Securities will be subject to U.S. federal income taxation and applicable withholding upon receiving cash for the Securities tendered in the Change in Control Offer. Holders of Securities are urged to consult their tax advisors as to the particular tax consequences to them of the sale of the Securities to ML&Co. pursuant to the Change in Control Offer.

ML&Co. will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) later today. A copy of each of the Offer to Purchase and the related Change in Control Purchase Notice will be attached as an exhibit to the Schedule TO. Once the Schedule TO, including the Offer to Purchase and the related Change in Control Purchase Notice, are filed with the SEC, they will be available free of charge on the SEC’s website at www.sec.gov. In addition, the Offer to Purchase and related Change in Control Purchase Notice will be available through DTC and the paying agent. Holders of the Securities should read carefully the Offer to Purchase and the related Change in Control Purchase Notice, because they contain important information, including the terms and conditions of the Change in Control Offer.

This announcement is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Securities. None of ML&Co., BAC or their respective boards of directors or employees is making any recommendation to holders of the Securities as to whether to tender or refrain from tendering Securities for purchase, and if so, the amount of Securities to tender.

Merrill Lynch is one of the world’s leading wealth management, capital markets and advisory companies, with offices in 40 countries and territories and total client assets of approximately $1.2 trillion at December 26, 2008. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch has approximately 50 percent ownership in BlackRock Inc., one of the world’s largest publicly traded investment management companies, with approximately $1.3 trillion in assets under management at December 31, 2008. For more information on Merrill Lynch, please visit www.ml.com. Merrill Lynch was acquired by Bank of America on January 1, 2009.

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